Exhibit 99.1

SUPPLEMENTAL INFORMATION

          As a foreign private issuer under the rules and regulations of the U.S. Securities and Exchange Commission, Fresenius Medical Care AG & Co. KGaA (hereinafter also referred to as FMC AG & Co. KGaA, the “Company”, “we” or “our”) is not presently subject to the SEC’s Proxy Rules. However, under the stipulations of the Pooling Agreement among us, Fresenius SE, our general partner and our independent directors, FMC AG & Co. KGaA has agreed to provide information to shareholders which is roughly comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign private issuer under the SEC’s rules:

          (i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA; (ii) Trading markets: (iii) Directors and Senior Management; (iv) Compensation of our Management Board and our Supervisory Board; (v) Options to Purchase Our Securities, and (vi) material transactions between FMC AG & Co. KGaA and its subsidiaries and directors and officers of FMC AG & Co. KGaA, controlling persons of FMC AG & Co. KGaA, and relatives or spouses of such directors, officers and controlling persons. The above information contained in this letter has been derived from our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC (our “2008 20-F”). Our 2008 20-F is available on the web site maintained by the SEC at www.sec.gov and on our web site at www.fmc-ag.com.

(i)	Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA

           Our outstanding share capital consists of Ordinary shares and non-voting Preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depository Receipt (“ADR”) form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. However, persons who become “beneficial owners” of more than 5% of our ordinary shares are required to report their beneficial ownership pursuant to Section 13(d) of the Exchange act. In addition, under the German Securities Trading Act (Wertpapierhandelsgesetz), however, persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply to option agreements (excluding the 3% threshold).

           We have been informed that as of December 31, 2008, Fresenius SE owned approximately 36.3%, of our Ordinary shares. In August 2008, an indirect wholly-owned subsidiary of Fresenius SE issued €554.4 million aggregate principal amount of Mandatory Exchangeable Bonds due 2011 with each bond having a nominal value of €50,000 (the “FSE Bonds”). Upon maturity or redemption prior to maturity, Fresenius SE may redeem the FSE Bonds solely by delivery of our Ordinary shares. The actual number of ordinary shares deliverable by Fresenius SE upon redemption of the FSE Bonds will depend upon the exchange ratio for the FSE Bonds at the time of exchange, subject to a minimum exchange price of €33.00 and a maximum exchange price of €38.94. Upon maturity of the FSE Bonds, Fresenius SE’s holding of our Ordinary shares could decrease to between approximately 31.3% at the maximum exchange price and 30.3% at the minimum exchange price.

          All of our ordinary shares have the same voting rights. However, as the sole shareholder of our general partner, Fresenius SE is barred from voting its ordinary shares on certain matters. See Item 16G, “Corporate Governance — Supervisory Board” in our 2008 20-F.

           Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2008, 21,120,051 Ordinary ADSs, each representing one Ordinary share, were held of record by 5,070 U.S. holders and there were 87,091 Preference ADSs, each representing one Preference share, held of record by 1 U.S. holder. We estimate that Ordinary shares and Preference shares held directly by U.S. holders accounted for less than 8% of our Ordinary shares outstanding and less than 1% of our Preference shares outstanding as of December 31, 2008. For more information regarding ADRs and ADSs see Item 10.B. “Memorandum and Articles of Association — Description of American Depositary Receipts” in our 2008 20-F.

Share ownership by our Supervisory Board and our Management Board

           As of December 31, 2008, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding Ordinary shares or our outstanding Preference shares. At December 31, 2008 Management Board members of the General Partner held options to acquire 2,159,720 ordinary shares of which options to purchase 964,520 ordinary shares were exercisable at a weighted average exercise price of €18.20 ($25.33) (see part (iv) below, “Compensation of the Management Board and the Supervisory Board”. Those options expire at various dates between 2009 and 2015.

Security Ownership of Certain Beneficial Owners of Fresenius SE

           Fresenius SE’s share capital consists of ordinary shares and non-voting preference shares. Both classes of shares are issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the German Securities Trading Act, holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.

           Based on the most recent information available, Else-Kröner-Fresenius Stiftung owns approximately 58% of the Fresenius SE Ordinary shares. According to Allianz Lebensversicherungs-AG, they hold between 5%-10% of the Fresenius SE Ordinary shares.

(ii)	Trading Markets for our Securities

           The principal trading market for our ordinary shares and the preference shares is the Frankfurt Stock Exchange. All ordinary shares and preference shares have been issued in bearer form. Accordingly, we face difficulties determining precisely who our holders of ordinary and preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see “Item 10.B. Memorandum and articles of association — Description of American Depositary Receipts” in our 2008 20-F. However, under the German Securities trading Act, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described above in part (i), “Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE.” Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares. The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996, the preference since November 25, 1996. Trading in the ordinary shares and preference shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

           Our shares have been listed on the Regulated Market (Regulierter Markt) and on the sub-segment Prime Standard of the Regulated Market. The Prime Standard is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (IFRS or US-GAAP); publication of a company calendar; convening of at least one analyst conference per year; publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX, the index of 30 major German stocks.

           Since October 1, 1996, ADSs each originally representing one-third of an Ordinary share and, commencing June 15, 2007, each representing one Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each originally representing one-third of a Preference share and, commencing June 15, 2007, each representing one Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS/P. At December 31, 2008, there were 87,091 preference ADSs outstanding. Accordingly, while the preference ADSs remain listed on the New York Stock Exchange, the trading market for the preference ADSs is highly illiquid. In addition, in connection with the New Your Stock Exchange listing of our ADSs upon consummation of our transformation and the related conversion offer, the New York Stock Exchange advised us that if the number of publicly held preference ADSs falls below 100,000, that preference ADSs could be delisted.

Trading on the Frankfurt Stock Exchange

           Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the seven German stock exchanges. As of May, 2007, the most recent figures available, the shares of more than 8,300 companies traded on the Regulated Market and the Regulated Unofficial Market of the Frankfurt Stock Exchange.

           Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time (“CET”). In floor trading, specialists are responsible for price determination and quotation for the shares supported by them. The order book in which all buy and sell orders are compiled serves as their basis. Thereby, only one Specialist is in charge of each security. In Frankfurt, for Prime and General Standard Instruments, ten investment firms serve as Specialist, also spending liquidity. Since early 2005 a performance measurement for price determination on the floor was launched. It includes minimum requirements and therefore ensures

•	permanent quotation during trading hours

•	best price execution (in terms of spread and speed)

•	full execution.

          Our shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the Frankfurt floor. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. CET. Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange may trade on the system. Private investors can trade on Xetra through their banks and brokers.

          Deutsche Börse AG publishes information for all traded securities on the Internet, webpage http://www.deutsche-boerse.com.

          Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although a different period may be agreed to by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers’ orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

          The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

          The Hessian Stock Exchange Supervisory Authority and the Trading Monitoring Unit of the Frankfurt Stock Exchange, which is under the control of the Stock Exchange Supervisory Authority, both monitor trading on the Frankfurt Stock Exchange.

          The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz) and other laws.

          The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares and the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. Since January 4, 1999, all shares on German stock exchanges trade in euro. All share prices have been adjusted to reflect our one-for-three share splits.

		Price per ordinary share (€)		Price per preference share (€)
		High	Low	High	Low

2009	January	35.01	32.84	34.50	32.00
2008	December	35.14	32.46	34.00	31.30
	November	36.56	32.90	34.00	31.90
	October	37.75	31.42	34.50	28.51
	September	38.27	34.54	36.38	32.30
	August	37.13	35.26	35.10	33.50
2008	Fourth Quarter	37.75	31.42	34.50	28.51
	Third Quarter	38.27	33.54	36.38	32.30
	Second Quarter	36.10	31.18	34.60	29.90
	First Quarter	39.10	29.73	37.60	28.31
2007	Fourth Quarter	38.67	34.56	36.78	33.00
	Third Quarter	37.85	33.05	36.22	31.32
	Second Quarter	38.02	33.57	36.43	32.00
	First Quarter	37.71	33.67	36.00	31.93

2008	Annual	39.10	29.73	37.60	28.31
2007	Annual	38.67	33.05	36.78	31.32
2006	Annual	36.30	27.50	33.83	25.03
2005	Annual	29.82	19.12	26.44	13.87
2004	Annual	21.21	16.49	15.15	11.24

          The average daily trading volume of the Ordinary shares and the Preference shares traded on the Frankfurt Stock Exchange during 2008 were 1,498,696 shares and 1,698 shares, respectively. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange.

Trading on the New York Stock Exchange

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs and the Preference ADSs on the NYSE:

		Price per ordinary ADS ($)		Price per preference ADS ($)
		High	Low	High	Low

2009	January	57.60	49.80	55.00	45.80
2008	December	48.11	41.61	46.00	41.50
	November	47.85	41.06	43.75	38.00
	October	52.22	39.84	50.00	28.87
	September	59.01	53.42	54.00	40.00
	August	57.43	52.20	54.00	54.00
2008	Fourth Quarter	52.22	39.84	50.00	28.87
	Third Quarter	59.01	50.49	54.00	40.00
	Second Quarter	56.25	49.53	48.00	45.00
	First Quarter	57.59	45.98	55.00	45.00
2007	Fourth Quarter	56.70	50.20	53.50	47.00
	Third Quarter	53.46	45.68	48.50	42.00
	Second Quarter	51.56	45.04	49.50	41.75
	First Quarter	49.75	43.69	46.25	40.00

2008	Annual	59.01	39.84	55.00	28.87
2007	Annual	56.70	43.69	53.50	40.00
2006	Annual	47.60	34.50	40.00	31.00
2005	Annual	35.22	25.09	31.20	18.16
2004	Annual	27.23	20.41	19.15	13.86

Dividends

          We generally pay annual dividends on both our preference shares and our ordinary shares in amounts that we determine on the basis of Fresenius Medical Care AG & Co. KGaA’s prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders. Under our articles of association, the minimum dividend payable on the preference shares is € 0.04 per share and, if we declare dividends, holders of our preference shares must receive € 0.02 per share more than the dividend on an ordinary share. Under German law, we must, in all cases, pay the annual dividend declared on our preference shares before we pay dividends declared on our ordinary shares.

          The general partner and our Supervisory Board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the Annual General Meeting in the following year. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

          Our senior credit agreement and outstanding euro notes, as well as the senior subordinated indentures relating to our trust preferred securities, restrict our ability to pay dividends. Item 5.B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” in our 2008 20-F and the notes to our consolidated financial statements included in our 2008 20-F discuss this restriction.

          The table below provides information regarding the annual dividend per share that we paid on our Preference shares and Ordinary shares. These payments were paid for the results of operations in the year preceding the payment.

Per Share Amount	2008	2007	2006	2005	2004

Preference Share	€0.56	€0.49	€0.43	€0.39	€0.36
Ordinary Share	€0.54	€0.47	€0.41	€0.37	€0.34

          We have announced that the general partner’s Management Board and our Supervisory Board have proposed dividends for 2008 payable in 2009 of €0.60 per preference share and €0.58 per ordinary share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 7, 2009.

          Except as described herein, holders of ADSs will be entitled to receive dividends on the ordinary shares and the preference shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid on the preference shares and dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax in “Item 10.E. Taxation” in our 2008 20-F.

Governance Matters

           American Depositary Shares representing our Ordinary shares and our Preference shares are listed on the New York Stock Exchange (“NYSE”). However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, we are exempt from the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A. Instead, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

           As a German company FMC-AG & Co. KGaA follows German Corporate Governance practices. German corporate governance practices generally derive from the provisions of the German Stock Corporation Act (“AktG”) including capital market related laws, the German Codetermination Act (“MitBestG”) and the German Corporate Governance Code which was adopted in 2002 and revised periodically thereafter by the German government commission, most recently in June 2007. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. You can review a summary of the most significant differences by going to “NYSE Declaration” posted under “Corporate Governance” on the Investor Relations page of our web site www.fmc-ag.com and in Item 16G, “Corporate Governance” in our 2008 20-F. You can also review our most recent declaration of compliance with the German Corporate Governance Code at “Corporate Governance – Declaration of Compliance” on the Investor Relations page of our web site. Those discussions provide certain information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a partnership limited by shares, or KGaA, management by our general partner, certain provisions of our Articles of Association and the role of our supervisory board in monitoring the management of our company by the general partner.

(iii)	Directors and Senior Management

General

          As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz), our corporate bodies are our general partner, our supervisory board and our general meeting of shareholders. Our sole general partner is Fresenius Medical Care Management AG (“Management AG”), a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

          For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the supervisory board compared to those of the general partner, see Item 16G, “Corporate Governance — The Legal Structure of Fresenius Medical Care AG & Co. KGaA” in our 2008 20-F.

          The general partner has a Supervisory Board and a Management Board. These two boards are separate and no individual may simultaneously be a member of both boards. A person may, however, serve on both the supervisory board of our general partner and on our supervisory board.

The General Partner’s Supervisory Board

          The Supervisory Board of Management AG consists of six members who are elected by Fresenius SE as the sole shareholder of Management AG. Pursuant to pooling agreements for the benefit of the public holders of our ordinary shares and the holders of our preference shares, at least one-third (but no fewer than two) of the members of the general partner’s Supervisory Board are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the general partner, or any affiliate of any of them.

          Each of the members of the general partner’s Supervisory Board (other than Dr. William P. Johnston) was also a member of the supervisory board of FMC-AG at the time of registration of the transformation of legal form into FMC AG & Co. KGaA. Unless resolved otherwise by the general meeting of shareholders, their terms of office as members of the Supervisory Board of Management AG will expire at the end of the general meeting of shareholders in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Members of the general partner’s Supervisory Board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the general partner. Neither our shareholders nor the separate supervisory board of FMC AG & Co. KGaA has any influence on the appointment of the Supervisory Board of the general partner.

          The general partner’s Supervisory Board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the general partner’s Supervisory Board is to appoint and to supervise the general partner’s Management Board in its management of the Company, and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

          The table below provides the names of the members of the Supervisory Board of Management AG and their ages as of December 31, 2008.

Name	Age as of December 31, 2008

Dr. Ulf M. Schneider, Chairman(1)	43
Dr. Dieter Schenk, Vice-Chairman	56
Dr. Gerd Krick(1) (2)	70
Dr. Walter L. Weisman(1) (2) (3)	73
John Gerhard Kringel (2) (3)	69
Dr. William P. Johnston(1) (2) (3)	64

(1)	Members of the Human Resources Committee

(2)	Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA

(3)	Independent director for purposes of our pooling agreement

          DR. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG from April 15, 2005. He was a member of the Fresenius Medical Care AG Supervisory Board from May 2004 and Chairman of its Supervisory Board until the effective date of the transformation when he resigned upon the Company’s transformation to a KGaA. He was Chief Financial Officer of FMC-AG from November 2001 until May 2003. On March 7, 2003, Dr. Schneider announced his resignation from the FMC-AG Management Board to become Chairman of the Management Board of Fresenius AG (now Fresenius SE), effective May 28, 2003. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider is Chairman of the Supervisory Board of Fresenius Kabi AG, HELIOS Kliniken GmbH, Eufets AG and Fresenius Medical Care Groupe France S.A.S., France. He is member of the Supervisory Board of Fresenius Kabi Austria GmbH, Austria, Fresenius Kabi Espana S.A., Spain and Fresenius HemoCare Nederlands B.V., Netherlands. Dr. Schneider is member of the Board of Directors of FHC (Holdings), Ltd., Great Britain and of APP Pharmaceuticals, Inc., USA. Furthermore, Dr. Schneider is Chairman of the Board of Directors of Fresenius Kabi Pharmaceuticals Holding, Inc., USA.

          DR. DIETER SCHENK has been a member of the Supervisory Board of Management AG since April 8, 2005 and Vice Chairman of the Supervisory Board of Management AG since April 15, 2005 and was Vice Chairman of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also Vice Chairman of the Supervisory Board of FMC-AG & Co. KGaA. He is an attorney and tax advisor and has been a partner in the law firm of Nörr Stiefenhofer Lutz since 1986. Dr. Schenk is also Vice Chairman of the Supervisory Board of Fresenius SE and Chairman of the Advisory Board of Else-Kröner-Fresenius-Stiftung, which owns approximately 58% of the ordinary shares of Fresenius SE. He also serves as the Chairman of the Supervisory Board of Gabor Shoes AG and TOPTICA Photonics AG and as a Vice-Chairman of the Supervisory Board of Greiffenberger AG.In September 2008, Dr. Schenk resigned from his position as Chairman of the Supervisory Board of NSL Consulting AG.

           DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 28, 2005 and was Chairman of the Supervisory Board of FMC-AG from January 1, 1998 until the transformation of legal form. He is also Chairman of the Supervisory Boards of FMC-AG & Co. KGaA and Fresenius SE. He was Chairman of the Fresenius AG Management Board from 1992 to May 2003 at which time he became chairman of its Supervisory Board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Vice-Chairman of the Fresenius AG Management Board. From September 1996 until December 1997, Dr. Krick was Chairman of the Management Board of FMC-AG. Dr. Krick was a member of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G until December 31, 2008. He is also the Chairman of the Supervisory Board of VAMED AG, Austria and was a member of the Supervisory Board of Allianz Private Krankenversicherungs-AG until April 16, 2008.

          JOHN GERHARD KRINGEL has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from October 20, 2004, when his appointment to fill a vacancy was approved by the local court, until the transformation of legal form. His election to the Supervisory Board was subsequently approved by the shareholders of FMC-AG at the Annual General Meeting held May 24, 2005. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He has the following other mandates: Natures View, LLC, Alpenglow Development, LLC, Justice, LLC, River Walk, LLC. Formerly he was also an Advisory Board member of Visionary Medical Device Fund. Mr. Kringel spent 18 years with Abbott Laboratories prior to his retirement as Senior Vice President, Hospital Products, in 1998. Prior to Abbott Laboratories, he spent three years as Executive Vice President of American Optical Corporation, a subsidiary of Warner Lambert Co. and ten years in the U.S. Medical Division of Corning Glassworks.

           DR. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is a private investor and a former President and Chief Executive Officer of American Medical International, Inc and is a member of the Management Board of Occidental Petroleum Corporation. He is Senior Trustee of the Board of Trustees for the California Institute of Technology, life trustee of the Board of Trustees of the Los Angeles County Museum of Art, and Chairman of the Board of Trustees of the Sundance Institute. Dr. Weisman was Vice-Chairman and Lead Director of Maguire Properties, Inc. until September 1, 2008 and was Vice-Chairman of the Board of Trustees of the Samuel H. Kress Foundation until November 1, 2008.

           DR. WILLIAM P. JOHNSTON was elected to the Supervisory Board of Management AG on August 30, 2006. He has been a member of the Supervisory Board of FMC-AG & Co. KGaA since May 2006. In February 2008, Dr. Johnston was appointed as a member of the Board of Directors of HCA-Manor Care, Inc. He was the former Chairman of the Board of Directors of Renal Care Group, Inc. Dr. Johnston is a Senior Advisor of The Carlyle Group since June 2006. He is also a member of the Board of Directors of The Hartford Mutual Funds, Inc., LifeCare Holdings, Inc. and Multiplan, Inc. Dr. Johnston is a member of the Board of Directors of Georgia O’Keeffe Museum.

The General Partner’s Management Board

          Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

          The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of December 31, 2008.

Name	Age as of Dec 31, 2008	Position	Year term expires

Dr. Ben J. Lipps	68	Chairman of the Management Board, Chief Executive Officer of Management AG	2011

Roberto Fusté	56	Chief Executive Officer for Asia Pacific	2011

Dr. Emanuele Gatti	53	Chief Executive Officer for Europe, Middle East, Africa and Latin America	2010

Lawrence Rosen	51	Chief Financial Officer	2011

Dr. Rainer Runte	49	General Counsel and Chief Compliance Officer	2010

Rice Powell	53	Co-Chief Executive Officer, Fresenius Medical Care North America and CEO of Renal Therapy Group (“RTG”) of Fresenius Medical Care in North America	2011

Mats Wahlstrom	54	Co-Chief Executive Officer, Fresenius Medical Care North America and CEO of Fresenius Medical Services of Fresenius Medical Care in North America	2011

           DR. BEN J. LIPPS became Chairman and Chief Executive Officer of the Management Board of Management AG on December 21, 2005. He held such positions in FMC-AG from May 1, 1999 until the transformation of legal form and was Vice Chairman of the Management Board until May 1999. He was Chief Executive Officer of Fresenius Medical Care North America until February 2004. He was President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA from October 1989 through February 2004, and served in various capacities with Fresenius USA’s predecessor from 1985 through 1989. He is a member of the management board of Fresenius SE. He has been active in the field of dialysis for more than 40 years. After earning his master’s and doctoral degrees at the Massachusetts Institute of Technology in chemical engineering, Dr. Lipps led the research team that developed the first commercial Hollow Fiber Artificial Kidney at the end of the 1960s. Before joining the Fresenius Group in 1985, Dr. Lipps held several research management positions, among them with DOW Chemical.

           DR. EMANUELE GATTI became a member of the Management Board of Management AG and Chief Executive Officer for Europe, Latin America, Middle East and Africa on December 21, 2005. He held such positions in FMC-AG from May 1997 until the transformation of legal form. After completing his studies in bioengineering, Dr. Gatti lectured at several biomedical institutions. He continues to be involved in comprehensive research and development activities focusing on dialysis and blood purification, biomedical signal analysis, medical device safety and health care economics. Dr. Gatti has been with the company since 1989. Before being appointed to the Management Board in 1997, he was responsible for the dialysis business in Southern Europe.

          ROBERTO FUSTÉ became a member of the Management Board of Management AG and Chief Executive Officer for Asia-Pacific on December 21, 2005. He held such positions in FMC-AG from January 1, 1999 until the transformation of legal form. After finishing his studies in economic sciences at the University of Valencia, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fusté has since worked. Before being appointed to the Management Board of FMC-AG in 1999, Mr. Fusté held several senior positions within the company in Europe and the Asia-Pacific region.

           DR. RAINER RUNTE became a member of the Management Board of Management AG and General Counsel and Chief Compliance Office on December 21, 2005. He was a member of the Management Board for Law & Compliance of FMC-AG from January 1, 2004 until the transformation of legal form, and has worked for the Fresenius group for 18 years. Previously he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law. Dr. Runte took the position as Senior Vice President for Law of Fresenius Medical Care in 1997 and was appointed as deputy member of the Management Board in 2002.

           LAWRENCE A. ROSEN became a member of the Management Board of Management AG and Chief Financial Officer on April 8, 2005. He held such positions in FMC-AG from November 1, 2003 until the transformation of legal form. Prior to that, he worked for Aventis S.A., Strasbourg, France, and its predecessor companies, including Hoechst AG, beginning in 1984. His last position was Group Senior Vice President for Corporate Finance and Treasury. He holds a Masters of Business Administration (MBA) from the University of Michigan and a Bachelor of Science in Economics from the State University of New York at Brockport. On March 10, 2009, we announced that Mr. Rosen will resign as a member of the Management Board of Fresenius Medical Care and Chief Financial Officer (CFO) to pursue other opportunities outside the company. Mr. Rosen will continue in his position with Fresenius Medical Care for the time necessary to ensure a smooth transition of the CFO responsibilities.

          RICE POWELL became a member of the Management Board of Management AG on December 21, 2005. He was a member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America and CEO of Renal Therapy Group (RTG) of Fresenius Medical Care in North America. He has more than 30 years of experience in the healthcare industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).

          MATS WAHLSTROM became a member of the Management Board of Management AG on December 21, 2005. He was member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America and CEO of Fresenius Medical Services of Fresenius Medical Care in North America. He has more than 25 years of experience in the renal field. From 1983 to 1999, Mats Wahlstrom held various positions at Gambro AB (Sweden), including President and CEO of Gambro in North America as well as CFO of the Gambro Group.

          The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

          The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA but, nevertheless has and will retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future. See Item 16G, “Corporate Governance — The Legal Structure of FMC-AG & Co. KGaA” in our 2008 20-F.

          The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom — Messrs. Schenk, Krick, Kringel, Weisman and Johnston — are also members of the Supervisory Board of our General Partner. For information regarding the names, ages, terms of office and business experience of those members of the Supervisory Board of FMC-AG & Co. KGaA, see “The General Partner’s Supervisory Board,” above. The name, age, term of office and business experience of the sixth member of the Supervisory Board of FMC-AG & Co. KGaA is as follows:

           PROF. DR. BERND FAHRHOLZ, age 61, was a member of the Supervisory Board of Management AG from April 8, 2005 until August 30, 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form and a member of the Supervisory Board of FMC-AG & Co. KGaA following the transformation. He is a member of our Audit and Corporate Governance Committee. He is partner in the law firm of Dewey & LeBoeuf, LLP, and from 2004 until September 30, 2005 was a partner in the law firm of Nörr Stiefenhofer Lutz. He was a member of the Management Board of Dresdner Bank AG since 1998 and was Chairman from April 2000 until he resigned in March of 2003. He also served as the vice-chairman of the Management Board of Allianz AG and chairman of the Supervisory Board of Advance Holding AG until March 25, 2003. He served on the Supervisory Boards of BMW AG until May 13, 2004 and Heidelberg Cement AG until May 6, 2004. Prof. Dr. Fahrholz is Chairman of the Supervisory Board of SMARTRAC N.V.

           The terms of office of the aforesaid members of the Supervisory Board of FMC-AG & Co. KGaA will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. Members of the FMC-AG & Co. KGaA Supervisory Board may be removed only by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius SE is barred from voting on such resolutions. The Supervisory Board of FMC-AG & Co. KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

           The principal function of the Supervisory Board of FMC-AG & Co. KGaA is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the Supervisory Board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the general partner’s Management Board. See Item 16G, “Corporate Governance — The Legal Structure of FMC-AG & Co. KGaA” in our 2008 20-F. Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the annual general meeting and make recommendations with respect to approval of the company’s annual financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board and propose the Company’s auditors for approval by shareholders.

Board Practices

           For information relating to the terms of office of the Management Board and the Supervisory Board of the general partner, Fresenius Medical Care Management AG, and of the Supervisory Board of FMC-AG & Co. KGaA, and the periods in which the members of those bodies have served in office, see “Directors and Senior Management – The General Partner’s Supervisory Board,” ” – The General Partner’s Management Board,” and ” – The Supervisory Board of FMC AG & Co. KGaA” above. For information regarding certain compensation payable to certain members of the general partner’s management board after termination of employment, see part (iv) “Compensation of the Management Board and the Supervisory Board — Commitments to Members of Management for the Event of the Termination of their Employment” below. Prior to the transformation, the Supervisory Board of FMC-AG performed the functions usually performed by a remuneration committee. Some of those functions, particularly evaluation and assessment of the compensation of the members of the general partner’s Management Board, are now performed by the general partner’s Human Resources Committee, the members of which are Dr. Ulf M. Schneider, Dr. Gerd Krick, Dr. William P. Johnston and Dr. Walter Weisman. Determination of the compensation system and of the compensation to be granted is to be made by the full Supervisory Board of Management AG. The current Audit and Corporate Governance Committee of FMC-AG & Co. KGaA consists of Dr. Gerd Krick, Prof. Dr. Bernd Fahrholz, Dr. Walter L. Weisman, Dr. William P. Johnston and John Gerhard Kringel, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s supervisory board in fulfilling its oversight responsibilities, primarily through:

•	overseeing management’s conduct or our financial reporting process and the internal accounting and financial control systems and auditing of our financial statements;

•	monitoring our internal controls risk program;

•	monitoring our corporate governance performance according to the German corporate governance codex;

•	monitoring the independence and performance of our outside auditors;

•	providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•	retaining the services of our independent auditors (subject to the approval by our shareholders at our Annual General Meeting) and approval of their fees; and

•	pre-approval of all audit and non-audit services performed by KPMG, the accounting firm which audits our consolidated financial statements

           In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting (“EGM”) held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters, we, together with Fresenius SE and our general partner, Management AG, established two additional committees. These committees are:

•

A joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures, including

•	transactions between us and Fresenius SE with a value in excess of 0.25% of our consolidated revenue, and

•

acquisitions and sales of significant participations and parts of our business, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

•

An Audit and Corporate Governance Committee within the Supervisory Board of FMC-AG & Co. KGaA consisting of at least three but not more than five members, at least two of whom shall be persons with no significant business, professional or personal connection with FMC-AG & Co. KGaA or any of our affiliates, apart from membership on our supervisory board or the supervisory board of Management AG or Fresenius SE. The Audit and Corporate Governance Committee will be responsible for reviewing the report of our general partner on relations with related parties and for reporting to the overall supervisory board thereon. In addition to these functions, the Audit and Corporate Governance Committee has acted as our audit committee since it was established.

In fiscal year 2008, the supervisory board of our general partner, Management AG, established a Regulatory and Reimbursement Assessment Committee (the “RRAC”). The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the Department of Health and Human Services and its Center for Medicare and Medicaid Services for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments.

(iv)	Compensation of the Management Board and the Supervisory Board

Report of the Management Board of Management AG, our General Partner

          The compensation report of Fresenius Medical Care AG & Co. KGaA summarizes the principles applied for the determination of the compensation of the management board members of Fresenius Medical Care Management AG as general partner of Fresenius Medical AG & Co. KGaA and explains the amounts and structure of the management board compensation.

          The compensation report is based on the recommendations of the German Corporate Governance Code and also includes the disclosures in accordance with the Commercial Code extended by the Act on the Disclosure of Management Board Compensation.

Compensation of the Management Board

          Determination of the compensation of the management board is made by the full supervisory board of Fresenius Medical Care Management AG. In the fiscal year 2008, the supervisory board was, for the first time, supported in this manner by a personnel committee, the “Human Resources Committee”. In the year under report, the Human Resources Committee consisted of Dr. Ulf M. Schneider, Dr. Gerd Krick, Dr. William P. Johnston and Dr. Walter Weisman. The objective of the compensation system is to enable the members of the management board to participate in the development of the business relative to their duties and performance and the successes in managing the economic and financial position of the Company taking into account its comparable environment.

          The compensation of the management board is, as a whole, performance oriented and consists of three elements in fiscal year 2008:

•	non-performance related compensation (basic salary);

•	performance related compensation (variable bonus);

•	components with long-term incentive effect (share options, share-based compensation with cash settlement).

          Furthermore, three members of the management board had pension commitments in the reporting period.

          The design of the individual components is based on the following criteria:

           The non-performance-related compensation was paid in twelve monthly installments as basic salary in fiscal year 2008. In addition, the members of the management board received additional benefits consisting mainly of insurance premiums, the private use of company cars, special payments such as foreign supplements, rent supplements and reimbursement of certain other charges and additional contributions to pension and health insurance.

           The performance-related compensation will also be granted for fiscal year 2008 as a variable bonus. The amount of the bonus in each case depends on the achievement of individual and common targets. For the total performance-related compensation, the maximum achievable bonus is fixed. The targets are measured on revenue growth, consolidated net income and operating income (EBIT) as well as the development of cash flow, are in part subject to a comparison with the previous year’s figures and can for another part be derived from the comparison of budgeted and actually achieved figures. Furthermore, targets are divided into group level targets and those to be achieved in individual regions. The regional targets also include in some cases special components which are for a three-year period, and therefore only for the fiscal years 2006, 2007 and 2008, linked to a special bonus component to the achievement of extraordinary financial targets connected to special integration measures, e. g. in connection with the acquisition of Renal Care Group in the U.S. The special components require an extraordinary increase in earnings. These special bonus components thereby consist in equal parts of cash payments and a share-based compensation based on the development of the stock exchange price of the Company’s ordinary shares. Once the annual targets are achieved, the cash was or will be paid after the end of the respective fiscal year. The share-based compensation also to be granted yearly in these cases is subject to a three-year vesting period. The amount of cash payment of this share-based compensation corresponds to the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares on exercise, and is, for that reason, attributed to the long-term incentive compensation components.

          For fiscal years 2008 and 2007 the amount of the cash payment of the management board of Fresenius Medical Care Management AG consisted of the following:

	Non-Performance Related Compensation				Performance Related Compensation		Cash Compensation (without long-term Incentive Components)

	Salary		Other 1)		Bonus

	in thousands		in thousands		in thousands		in thousands
	2008	2007	2008	2007	2008	2007	2008	2007

Dr. Ben Lipps	$1,200	$1,050	$297	$315	$1,417	$2,257	$2,914	$3,622

Roberto Fusté	515	480	270	251	290	624	1,075	1,355

Dr. Emanuele Gatti	809	637	95	63	968	1,530	1,872	2,230

Rice Powell	750	700	44	46	1,053	1,541	1,847	2,287

Lawrence A. Rosen	589	548	126	115	750	1,197	1,465	1,860

Dr. Rainer Runte	486	452	42	41	644	979	1,172	1,472

Mats Wahlstrom	850	800	46	47	1,244	1,761	2,140	2,608

Total:	$5,199	$4,667	$920	$878	$6,366	$9,889	$12,485	$15,434

1) Includes, insurance premiums, private use of company cars, contributions to pension and health insureance and other benefits.

          In fiscal year 2008 stock options based on the Stock Option Plan 2006 were granted as components with long-term incentive effect. The principles of the Stock Option Plan 2006 are described in more detail in part (v) below, “Options to Purchase our Securities – Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006.”. As of January 1, 2008, the Company had three additional Employee Participation Programs secured by conditional capital which entitled their participants to convertible bonds or stock options and under which however, no further options could be issued.

           In connection with these successful employee participation programs of the past fiscal years, Fresenius Medical Care AG & Co. KGaA implemented Stock Option Plan 2006 approved by resolution of the general meeting on May 9, 2006 and amended by resolution of the general meeting of May 15, 2007 (share split 1:3). A total of 2,499,021 stock options were granted under the Stock Option Plan 2006 on July 28, 2008, of which 398,400 were granted to the members of the management board. (See “Options to Purchase our Securities — “Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006” below).

          For fiscal years 2008 and 2007 the number and value of stock options issued and also the value of the share-based compensation is shown in the following table.

	Components with Long-term Incentive Effect

	Stock Options				Share-based Compensation with Cash Settlement		Total

	Number		in thousands		in thousands		in thousands
	2008	2007	2008	2007	2008	2007	2008	2007

Dr. Ben Lipps	$99,600	$99,600	$1,537	$1,318	$626	$1,243	$2,163	$2,561

Roberto Fusté	49,800	49,800	768	659	0	0	768	659

Dr. Emanuele Gatti	49,800	49,800	768	659	260	366	1,028	1,025

Rice Powell	49,800	49,800	768	659	348	841	1,116	1,500

Lawrence A. Rosen	49,800	49,800	768	659	307	649	1,075	1,308

Dr. Rainer Runte	49,800	49,800	768	659	253	535	1,021	1,194

Mats Wahlstrom	49,800	49,800	768	659	395	961	1,163	1,620

Total:	$398,400	$398,400	$6,145	$5,272	$2,189	$4,595	$8,334	$9,867

           The stated values of the stock options granted to members of the management board in fiscal year 2008 correspond to their fair value at the time of grant, namely a value of $15.43 (€9.80) (2007 — $13.23/ €9.71) per stock option. The exercise price for the stock options granted is $55.88 (€35.49) (2007 — $46.22/€33.91).

           At the end of fiscal year 2008, the members of the management board held a total of 2,159,720 stock options (December 31, 2007 — 1,922,628 stock options).

          The development and the status of the stock options of the members of the management board during 2008 are shown in more detail in the following table:

	Dr. Ben Lipps	Roberto Fusté	Dr. Emanuele Gatti	Rice Powell	Lawrence A. Rosen	Dr. Rainer Runte	Mats Wahlstrom	Total

Options outstanding at January 1, 2008 Number	824,280	241,476	226,476	162,846	177,804	157,953	131,793	1,922,628
Weighted average exercise price in $	31.05	31.15	31.76	36.84	36.47	38.50	40.23	33.38
Options granted during the fiscal year Number	99,600	49,800	49,800	49,800	49,800	49,800	49,800	398,400
Weighted average exercise price in $	55.88	55.88	55.88	55.88	55.88	55.88	55.88	55.88
Options exercised during the fiscal year Number	105,469	0	0	35,469	0	0	20,370	161,308
Weighted average exercise price in $	24.01	0.00	0.00	28.20	0.00	0.00	24.81	25.03
Weighted average share price in $	49.55	0.00	0.00	49.09	0.00	0.00	49.20	49.40

Options outstanding at December 31, 2008 Number	818,411	291,276	276,276	177,177	227,604	207,753	161,223	2,159,720
Weighted average exercise price in $	34.19	34.27	34.93	42.10	39.30	41.11	45.01	36.96
Weighted average remaining contractual life in years	3.7	5.0	5.1	5.4	5.5	5.3	5.6	4.7
Range of exercise price in $	20.14 - 55.88	15.89 - 55.88	15.89 - 55.88	15.89 - 55.88	23.91 - 55.88	19.98 - 55.88	28.20 - 55.88	15.89 - 55.88
								964,520
Options exercisable at December 31, 2008Number	519,611	141,876	126,876	27,777	78,204	58,353	11,823	25.33
Weighted average exercise price in $	27.21	21.56	21.50	19.29	25.85	27.73	28.20	25.33

           On the basis of the financial targets achieved in fiscal year 2008, additional rights for share-based compensation with cash settlement amounting to $2,189,419 (2007 — $4,595,000) were earned. Since the actual distribution will only take place in March 2009, the number of shares will, on the basis of the then current share price, be determined only then by the supervisory board and serve as the basis for the calculation of the payment after the three year waiting period.

          The amount of the total compensation of the management board of Fresenius Medical Care Management AG for fiscal years 2008 and 2007 consisted of:

	Cash Compensation (without long-term Incentive components)		Components with long-term Incentive Effect		Total Compensation (including long-term Incentive Components)

	in thousands		in thousands		in thousands
	2008	2007	2008	2007	2008	2007

Dr. Ben Lipps	$2,914	$3,622	$2,163	$2,561	$5,077	$6,183
Roberto Fusté	1,075	1,355	768	659	1,843	2,014
Dr. Emanuele Gatti	1,872	2,230	1,028	1,025	2,900	3,255
Rice Powell	1,847	2,287	1,116	1,500	2,963	3,787
Lawrence A. Rosen	1,465	1,860	1,075	1,308	2,540	3,168
Dr. Rainer Runte	1,172	1,472	1,021	1,194	2,193	2,666
Mats Wahlstrom	2,140	2,608	1,163	1,620	3,303	4,228

Total:	$12,485	$15,434	$8,334	$9,867	$20,819	$25,301

          The components with long-term incentive effect can be exercised only after the expiry of the specified vesting period. Their value is recognized over the vesting period as expense in the respective fiscal year. The expenses attributable to fiscal years 2008 and 2007 are stated in the following table.

	Expense for Long-term Incentive Components with Equity Instruments		Expense for Long-term Incentive Components by Share-based Compensation with Cash Settlement		Total Expense for Share-based Compensation

	in thousands		in thousands		in thousands
	2008	2007	2008	2007	2008	2007

Dr. Ben Lipps	$1,188	$769	$796	$379	$1,984	$1,148
Roberto Fusté	594	384	0	0	594	384
Dr. Emanuele Gatti	594	384	265	133	859	517
Rice Powell	594	378	488	224	1,082	602
Lawrence A. Rosen	594	398	385	147	979	545
Dr. Rainer Runte	594	384	340	144	934	528
Mats Wahlstrom	594	378	558	256	1,152	634

Total:	$4,752	$3,075	$2,832	$1,283	$7,584	$4,358

          The non-performance related compensation components and the basic structures of the performance-related compensation components are agreed in the service agreements with the individual management board members. The stock options are granted on an annual basis by the supervisory board to members of the management board.

Commitments to Members of the Management Board for the Event of the Termination of their Appointment

           There are individual contractual pension commitments for the management board members Roberto Fusté, Dr. Emanuele Gatti and Lawrence A. Rosen. With regard to these pension commitments, Fresenius Medical Care as of December 31, 2008 has pension obligations of $3,354,178 (at December 31, 2007 — $3,192,997). The additions to pension obligations in fiscal ,year 2008 amounted to $422,394 (2007 -$1,530,166). Each of the pension commitments provides a pension and survivor benefit, depending on the amount of the most recent basic salary, from the 65th year of life, or, in the case of termination because of professional or occupational incapacity, from the time of ending active work. The starting percentage of 30% increases with every year of service by 1.5 percentage points, 45% being the attainable maximum. 30% of the gross amount of any later income from an occupation of the management board member is set-off against the pension.

           With the chairman of the management board, Dr. Ben Lipps, there is an individual agreement, instead of a pension provision, to the effect that, taking account of a competitive restriction after the ending of the employment contract/service agreement between him and Fresenius Medical Care Management AG, he can, for a period of ten years, act in a consultative capacity for the company. The consideration to be granted annually by Fresenius Medical Care Management AG in return would amount to approximately 33% of the non-performance related compensation components paid to him in the fiscal year 2008.

          The management board members Dr. Emanuele Gatti, Rice Powell and Mats Wahlstrom have been granted benefits (severance, calculated on the basis of guaranteed simple annual income, based on the relevant basic salary) by individual agreements for the event that their employment with Fresenius Medical Care Management AG should end. One half of any additional compensation payments which the said management board members would be entitled to in connection with existing post-contractual prohibitions of competitive activity would be set-off against these severance payments. The employment contracts of management board members contain no express provisions for the case of a change of control.

Miscellaneous

          In fiscal year 2008, no loans or advance payments of future compensation components were made to members of the management board of Fresenius Medical Care Management AG.

          As far as legally permitted, Fresenius Medical Care Management AG undertook to indemnify the members of the management board against claims against them arising out of their work for the company and its affiliates, if such claims exceed their responsibilities under German law. To secure such obligations, the company concluded a Directors’ & Officers’ insurance with an appropriate excess. The indemnity applies for the time in which each member of the management board is in office and for claims in this connection after the ending of the membership of the management board in each case.

          Former members of the management board did not receive any compensation in fiscal year 2008.

Compensation of the Supervisory Board of Fresenius Medical Care AG & Co KGaA and Supervisory Board of Management AG

           Our supervisory board consists of six members, five of whom are also members of the supervisory board of Management AG, our general partner. Management AG has one additional supervisory board member who is not a member of our supervisory board. Each member of our supervisory board is paid an annual retainer fee of $80,000. The Chairman is paid twice that amount and the Vice-Chairman 150% of that amount. Supervisory Board members are reimbursed for their reasonable travel and accommodation expenses, including value added tax, incurred with respect to their duties as Supervisory Board members. Supervisory board members who serve on committees receive an additional retainer of $30,000 per year ($50,000 per year in the case of committee chairs). In accordance with our by-laws, we pay 50% of the fees directly to the board member for the five supervisory board members who are also members of the Management AG board and 100% of the sixth (unaffiliated) member’s compensation directly to him. In addition, under the management agreement with our general partner, the general partner pays the remaining 50% of the retainer fees of five members of our supervisory board and 100% of the fees payable to the general partner’s sixth board member (who has no position with FMC-AG & Co. KGaA or its Supervisory Board). By agreement, we reimburse Management AG for 100% of all fees it incurs (including compensation paid to the general partner’s supervisory board). The aggregate compensation reported does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

          For the years 2008 and 2007 the compensation for the members of the supervisory boards were as follows:

	Fixed compensation		Compensation for committee services at Management AG 4)		Compensation for committee services at KGaA		Total compensation

	in thousands		in thousands		in thousands		in thousands
	2008	2007	2008	2007	2008	2007	2008	2007

Dr. Gerd Krick	$160	$160	$20	$0	$30	$30	$210	$190
Dr. Dieter Schenk	120	120	15	0	0	0	135	120
Dr. Ulf M. Schneider 2)	160	160	25	0	0	0	185	160
Dr. Walter L. Weisman	80	80	15	0	50	50	145	130
John Gerhard Kringel	80	80	20	0	30	30	130	110
Dr. William P. Johnston	80	80	40	0	30	30	150	110
Prof. Dr. Bernd Fahrholz 3)	80	80	0	0	30	30	110	110

Total	$760	$760	$135	$0	$170	$170	$1,065	$930

1) Shown without VAT and withholding tax

2) Chairman of the supervisory board of Management AG, but not member of the supervisory board of KGaA; fixed compensation paid by Management AG

3) Member of the supervisory board of KGaA, but not member of the supervisory board of Management AG; fixed compensation paid by KGaA

4) at Management AG level committees have been established in Q3 2008 only; hence, the respective compensation was paid on a pro rata basis

(v)	Options to Purchase Our Securities

Stock Option and Other Share Based Plans

Incentive plan

           In 2006, Fresenius Medical Care Management AG adopted a performance related compensation plan for the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and share-based compensation based on the development of the stock price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured by reference to revenue growth, operating income, consolidated net income and cash flow development. These performance targets relate to a three-year period comprising the fiscal years 2006, 2007 and 2008 only. Once the annual targets are achieved, the cash portion of the award was or will be paid after the end of the respective fiscal year and the share-based compensation portion is granted but subject to a three-year vesting period. The amount of cash payment of the share-based compensation portion corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The share-based compensation incurred under this plan for target years 2008, 2007, and 2006 was $2,189, $4,595 and $3,362, respectively. Such share-based compensation paid to the members of the general partner’s management board is included in the amounts shown in the table entitled “Components with Long-Term Incentive Effect” in part (iv) above, “Compensation of the Management Board and the Supervisory Board.”

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

           On May 9, 2006, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “2006 Plan”) was established by resolution of our annual general meeting with a conditional capital increase up to €12,800,000 subject to the issue of up to 5 million no par value bearer ordinary shares with a nominal value of €2.56 each. On May 15, 2007, the annual general meeting resolved a share split in a ratio of three-for-one (the “Share Split”) together with a capital increase from the Company’s own funds that would result in each ordinary share having a €1.00 nominal value. The capital increase was accomplished by a transfer from the Company’s paid in capital to the ordinary and preference shares no par value, all within the equity section of the Company’s balance sheet. Following the Share Split and capital increase, which became effective June 15, 2007, the 2006 Plan was amended accordingly (the “Amended 2006 Plan”). As a result, the conditional capital was adjusted to be increased up to €15,000,000 subject to the issue of up to 15 million no par value bearer ordinary shares with a nominal value of €1.00 each. Under the Amended 2006 Plan, up to fifteen million options can be issued, each of which can be exercised to obtain one ordinary share, with up to three million options designated for members of the Management Board of the General Partner, up to three million options designated for members of management boards of our direct or indirect subsidiaries and up to nine million options designated for our managerial staff members and such affiliates. With respect to participants who are members of the General Partner’s Management Board, its Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the Amended 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner’s Management Board has such authority with respect to all other participants in the Amended 2006 Plan.

           Options under the Amended 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets, measured over a three-year period from the grant date. For each such year, the performance target is achieved if our adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excludes, among other items, the costs of the transformation of our legal form and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2008, 2007, and 2006 were met but the options that vested will not be exercisable until expiration of the full 3-year vesting period of each year’s grants. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period. Upon exercise of vested options, we have the right to reissue treasury shares or issue new shares.

           During 2008, we awarded 2,523,729 options, including 398,400 to members of the Management Board of the General Partner, at a weighted average exercise price of $49.38 (€35.48), a weighted average fair value of $15.37 each and a total fair value of approximately $38.8 million which will be amortized on a straight line basis over the three-year vesting period. For information regarding options granted to each member of the general partner’s management board, see part (iv) above, “Compensation of the Management Board and the Supervisory Board — Compensation Report of the Management Board of Management AG, our General Partner.”

           Options granted under the Amended 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

           At December 31, 2008, we had awards outstanding under the terms of various stock-based compensation plans, including the 2001 plan. Under the 2001 plan, convertible bonds with a principal of up to €10,240,000 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. The convertible bonds originally had a par value of €2.56 and bear interest at a rate of 5.5%. In connection with the share split, the principal amount was adjusted in the same proportion as the share capital out of the capital increase and the par value of the convertible bonds was adjusted to €0.85 without affecting the interest rate. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.

           Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value (“Initial Value”) is the average price of the shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value, as adjusted in accordance to the Share Split. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan could be issued each year through May 22, 2006. Effective May 2006, no further grants could be issued under the 2001 plan.

           During 1998, we adopted two stock incentive plans (“FMC98 Plan 1” and “FMC98 Plan 2”) for our key management and executive employees. These stock incentive plans were replaced by the 2001 plan and no options have been granted since 2001. Under these plans eligible employees had the right to acquire our shares. Options granted under these plans have a ten-year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. Each Option can be exercised for one share.

           At December 31, 2008, the Management Board members of the General Partner, held 2,159,720 stock options for ordinary shares and employees of the Company held 9,120,123 stock options for ordinary shares with an average remaining contractual life of 5.33 years and 241,776 stock options for preference shares with an average remaining contractual life of 3.57 years with 217,479 exercisable preference options at a weighted average exercise price of $21.55 and 3,469,565 exercisable ordinary options at a weighted average exercise price of $29.56.

(vi)	Material Transactions between FMC AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC AG & Co. KGaA

           In connection with the formation of FMC-AG, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in the second half 1996, Fresenius SE and its affiliates and Fresenius Medical Care and its affiliates entered into several agreements for the purpose of giving effect to the merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between Fresenius Medical Care and Fresenius SE and their affiliates. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

           Dr. Gerd Krick, Chairman of our Supervisory Board, is also a member of the Supervisory Board of our general partner and Chairman of the Supervisory Board of Fresenius SE. Dr. Dieter Schenk, Vice Chairman of the Supervisory Board of our general partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also a member of the Supervisory Board of Fresenius SE, and Dr. Ulf M. Schneider, Chairman of the Supervisory Board of our general partner and a former member of the Supervisory Board of FMC-AG, is Chairman of the Management Board and CEO of Fresenius SE. Each of Mr. John G. Kringel, Dr. Walter L. Weisman and Dr. William P. Johnston is a member of both our Supervisory Board and our general Partner’s Supervisory Board.

           In the discussion below regarding our contractual and other relationships with Fresenius SE:

•	the term “we (or us) and our affiliates” refers only to Fresenius Medical Care AG & Co. KGaA and its subsidiaries; and

•	the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than Fresenius Medical Care AG & Co. KGaA and its subsidiaries.

Real Property Lease

           We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in the second half of 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to our affiliates, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €16.0 million, which was approximately $23.5 million as of December 31, 2008, exclusive of maintenance and other costs, and is subject to escalation, based upon development of the German consumer-price-index determined by the Federal Statistical Office. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. In December 2006, the Company exercised its option to renew the lease for manufacturing facilities and the other leases were amended to extend their terms and add renewal options. The leases for the other facilities have a term of ten years. In December 2007, we amended the lease for the Schweinfurt, Germany facility, to add additional manufacturing capacity. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plant and equipment” in our 2008 20-F

Trademarks

           Fresenius SE continues to own the name and mark “Fresenius” and its “F” logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our company names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by Fresenius SE’s dialysis business, and the Fresenius Medical Care name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•

to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Home Care” or “Fresenius Medical Care Diagnostics”;

•

to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius SE. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•	to use “Fresenius Medical Care” as a trade name in both the renal business and the National Medical Care non-renal business.

           We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius SE will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius SE has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius SE is not confusingly similar to our marks and trade names. After the expiration of Fresenius SE’s ten-year covenant not to compete with us, Fresenius SE may use “Fresenius” in its corporate names if it is used in combination with one or more additional descriptive word or words, provided that the name used by Fresenius SE is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.

Other Intellectual Property

           Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine, the polyvinyl chloride-free packaging material, Fresenius SE has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius SE will share equally any royalties from licenses of the Biofine intellectual property by either our German subsidiary or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE has transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

Supply Agreements and Arrangements

           We produce most of our products in our own facilities. However, Fresenius Kabi AG, a subsidiary of Fresenius SE, Fresenius SE manufactures some of our products for us, principally dialysis concentrate and other solutions. These facilities are located in Germany, Brazil France and South Africa. Conversely, our facilities in Germany and Italy produce products for Fresenius Kabi AG.

           Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2008, we sold products to Fresenius SE in the amount of $36.7 million. In 2008, we made purchases from Fresenius SE in the amount of $45.1 million.

           The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

           In January and February 2008, Baxter Healthcare Corporation and/or its parent corporation, Baxter International, Inc., issued recalls and suspended production of its sodium heparin injection products in response to reports of adverse patient reactions. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. Prior to the recalls, our subsidiary Fresenius Medical Care Holdings, Inc. (“FMCH”) purchased a majority of its heparin requirements from Baxter. As a result of the recalls, APP Pharmaceuticals, Inc. (“APP Inc.”), is the only remaining US supplier of FDA-approved heparin used in dialysis. APP Inc. has substantially increased FMCH’s acquisition costs for this product. On September 10, 2008, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, acquired APP Inc. The acquisition has had no impact on the purchase price of heparin. FMCH currently purchases heparin supplied by APP Inc. through MedAssets, Inc. MedAssets Inc. is a publicly-traded US corporation that provides inventory purchasing services to healthcare providers through a group purchasing organization (GPO) structure. A GPO is an organization that endeavors to manage supply and service costs for hospitals and health care providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors’ sales and marketing costs and overhead. FMCH is one of many US healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. During 2008, we acquired $19.5 million of heparin from APP Inc. through the GPO.

           We were party to a German consolidated trade tax return with Fresenius SE and certain of its German subsidiaries for the fiscal years 1998-2001. For this period Fresenius SE made advance tax payments of which $118.1 million (€77.7 million) including interest is recorded as a liability due to Fresenius SE at December 31, 2008. During 2008 the final tax assessment for those years was received and on this basis the tax and interest allocation will be finally determined.

Services Agreement

           We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For 2008, Fresenius SE and its affiliates charged us approximately $59.0 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius SE relating to research and development, central purchasing, patent administration and warehousing. For 2008 we charged approximately $9.8 million to Fresenius SE and its subsidiaries for services we rendered to them.

           We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

           We are party to an Amended and Restated Subordinated Loan Note with Fresenius SE under which we or our subsidiaries may request and receive one or more advances up to an aggregate amount of $400 million during the period ending March 31, 2011. See Note 8 of Notes to Consolidated Financial Statements, “Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties — Short-Term Borrowings from Related Parties” in our 2008 20-F. During 2008, we received advances between €13.2 million and €153.4 million which carried interest at rates between 4.02% and 5.11% per annum. On December 31, 2008, the Company had no advances outstanding due to Fresenius SE.

           On November 7, 2008, we entered into a loan agreement with Fresenius SE under which we advanced Fresenius SE $50 million at 6.45% interest. The loan is due on April 30, 2009.

Other Interests

           Dr. Gerd Krick, chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the supervisory board of Management AG, was a member of the administration board of Dresdner Bank, Luxembourg, S.A., a subsidiary of Dresdner Bank AG. See part (i), “Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE — Security Ownership of Certain Beneficial Owners of Fresenius SE.” Dresdner Bank AG, through its New York and Cayman branches, was a documentation agent and was one of the joint lead arrangers and book managers under our Prior Credit Agreement. Dr. Dieter Schenk, Vice Chairman of the Supervisory Boards of Management AG and of FMC-AG Co. KGaA and a member of the Supervisory Board of Fresenius SE, is a partner in the law firm of Nörr Stiefenhofer Lutz Partnerschaft, which has provided legal services to Fresenius SE and Fresenius Medical Care. During 2008, Nörr Stiefenhofer Lutz was paid approximately $0.9 million for these services. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, owns the majority of the voting shares of Fresenius SE. Dr. Schenk is also the chairman of the advisory board of Else-Kröner-Fresenius-Stiftung. See part (i), “Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE — Security Ownership of Certain Beneficial Owners of Fresenius SE.”

           Under the articles of association of FMC AG & Co. KGaA, we will pay Fresenius SE a guaranteed return on its capital investment in our general partner. See Item 16G, “Corporate Governance — The Legal Structure of FMC AG & Co. KGaA,” in our 2008 20-F.

General Partner Reimbursement

           Management AG, the Company’s General Partner, is a 100% wholly-owned subsidiary of Fresenius SE. The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including compensation of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for 2008 was approximately $9.2 million for its management services during 2008 including $0.09 million as compensation for their exposure to risk as General Partner. The Company’s Articles of Association fix this compensation as a guaranteed return of 4% of the amount of the General Partner’s invested capital (€1.5 million). See Item 16G “Corporate Governance — The Legal Structure of FMC-AG & Co. KGaA” in our 2008 20-F.